4600 S. Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 493-4256

April 22, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)

  (File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are hereby filing a combined information statement and registration statement on Form N-14, with exhibits (the “Registration Statement”). The Registration Statement relates to a proposed Agreement and Plan of Reorganization whereby all of the assets of Transamerica Dynamic Allocation II (formerly Transamerica Tactical Allocation), a series of the Registrant, will be transferred in a tax-free reorganization to Transamerica Dynamic Allocation (formerly Transamerica Tactical Rotation), also a series of the Registrant, in exchange for shares of Transamerica Dynamic Allocation.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on May 22, 2015 pursuant to Rule 488.

Please direct any comments or questions concerning this filing to the undersigned at (720) 493-4256.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel, Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.